UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-8-69899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/26/2018 AND ENDING 12/31/2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Discovery Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11150 Santa Monica Boulevard, Suite 1425
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol Ann Kinzer (678-525-0992)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

3535 Roswell Road	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Joliet _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Discovery Advisors, LLC _____, as of December 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President

Title

_____
Notary Public *(please see below)*

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California, County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 28th day
of February 2020 by John Joliet
proved to me on the basis of satisfactory evidence to be the
person(s) who appeared before me.

Signature _____ (seal)

JASON SIGELAKIS
Commission No. 2306416
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires SEPTEMBER 22, 2023

AMERICAN DISCOVERY ADVISORS, LLC

**FINANCIAL STATEMENTS FOR THE PERIOD
SEPTEMBER 26, 2018 (DATE OF FINRA APPROVAL) TO DECEMBER 31, 2019
AND REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
American Discovery Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of American Discovery Advisors, LLC as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of American Discovery Advisors, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of American Discovery Advisors, LLC's management. Our responsibility is to express an opinion on American Discovery Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to American Discovery Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Goldman & Company CPA's PC

We have served as the Company's auditor since 2019.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 28, 2020

goldman & COMPANY, CPAs

AMERICAN DISCOVERY ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2019

ASSETS

Cash and cash equivalents	$	588,483
Accounts receivable		66,322
Due from affiliates		171,417
Prepaid expenses		916
Right of use asset – operating lease		1,227,265
Security deposit		26,846
Total assets	$	2,081,249

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable	$	18,191
Deferred revenue		300,000
Operating lease liability – right to use		1,227,265
Other liabilities		23,104
Total liabilities		1,568,560

Members' Equity

Initial member contributions		360,000
Retained earnings		152,689
Total members' equity		512,689
Total liabilities and members' equity	$	2,081,249

The accompanying notes to financial statements are an integral part of this statement.

AMERICAN DISCOVERY ADVISORS, LLC

Notes to Financial Statements
For the period September 26, 2018 (Date of FINRA Approval) to December 31, 2019

NOTE A – ORGANIZATION

American Discovery Advisors, LLC (the "Company"), a Delaware limited liability corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed in 2016. The Company's registration as a broker-dealer with the SEC and FINRA became effective September 26, 2018.

The Company's offices are located in Los Angeles, California and its primary business is the provision of merger and acquisition advisory services, private capital raising, and financial advisory services to privately held and public companies. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The statements of financial condition, operations, and cash flows reflect the period from its inception on September 26, 2018 through December 31, 2019.

NOTE B – LIQUIDITY AND CAPITAL RESOURCES

The Company's financial results are subject to certain risks, expenses, and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include adverse market conditions and resulting fluctuations in demand for the Company's services, as well as other risks and uncertainties.

The Company has historically funded its operations initial equity contributions of its stockholders, as well as cash received in conjunction with its client engagement in the form of periodic retainer fees or success fees that are received from clients upon the completion of a transaction. The Company's ability to continue to generate positive cash flows depends on a variety of factors including the continued development and successful marketing of the Company's services. Management of the Company expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital.

NOTE C – SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Preparation

These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, as required by the SEC and FINRA.

NOTE C – SIGNIFICANT ACCOUNTING POLICIES (cont.)

2. Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

3. Cash and Cash Equivalents

The Company considers cash equivalents to include investments with maturity dates of 90 days or less.

The Company maintains cash balances that at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

4. Accounts Receivable

Accounts Receivable primarily represent amounts due from investment banking clients. An allowance is made for receivables that are deemed uncollectible by management. Management believes that all accounts receivable as of December 31, 2019 are collectible and therefore no allowance has been provided for uncollectible accounts.

5. Revenue Recognition

ASC 606 – Revenue Recognition

The Company has adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate revenue where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE C – SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by providing services to a client. If performance obligations have not been met then the Company defers revenue. As of December 31, 2019, the Company recognized $300,000 as deferred.

These services include agreements to provide advisory services to customers for which they charge the customer fees. The Company provides corporate finance advisory services including mergers and acquisitions, reorganizations, tender offers, leverage buyouts, fundraising activity and the pricing of securities to be issued.

We do not anticipate new disclosures to include information regarding the significant judgements used in evaluating when and how revenue is (or will be) recognized and data related to contract assets and liabilities.

<u>Advisory Fees</u>

Service revenues include both retainer fees payable under engagement letters with clients, as well as advisory fees that are paid by clients upon the successful completion of a transaction. Advisory fees and retainer fees are recognized as earned in accordance with engagement letters signed with investment banking clients. Retainer fees billed monthly to these clients for a minimum term and are often creditable against advisory fees.

<u>Reimbursable Expenses</u>

The Company bills its clients for actual out-of-pocket expenses incurred with engagements, such as airfare, hotels, meals and other travel-related expenses, as well as certain other expenses incurred such as photocopying, information services, courier and other administrative expenses, which may be subject to a nominal markup. Expenses which are reimbursable in accordance with engagement letters are recognized as earned.

6. **Income Taxes**

The Company, with the consent of its members, is organized as a limited liability company for tax purposes and has elected, for federal and state income tax purposes, to be treated as an LLC under the provisions of the Internal Revenue Code. Accordingly, the Company's taxable income is included in the tax return of

NOTE C – SIGNIFICANT ACCOUNTING POLICIES (cont.)

the stockholders of the Company and there is no state or federal tax provision reported by the Company. Accordingly, no provision or liability for federal income taxes has been included in the accompanying financial statements. The Company implemented ASC 740-10-65-1 Uncertain Tax Positions. For the year ended December 31, 2019, the Company had no uncertain tax positions.

7. **Leases**

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several noncancelable operating leases, for office space, computers, and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incrementable borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (*i.e.*, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at ease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term lease on a straight-line basis over the lease term.

Other information related to leases as of December 31, 2019:

NOTE C – SIGNIFICANT ACCOUNTING POLICIES (cont.)

The average discount rate is 8% and the weighted average remaining lease term for operating leases is 10 years and 1 month.

8. **New Accounting Standards**

The Company is evaluating new accounting standards and will implement as required.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2019, the Company had net capital of $247,188, which was $224,435 in excess of its required net capital of $22,753.

The Company's ratio of aggregate indebtedness to net capital was 1.38 to 1.

NOTE E – LEASES

The Company has an obligation under an operating lease with an initial non-cancelable term in excess of one year. On September 3, 2019, the Company entered into an amended lease agreement to expand the premises of the original lease agreement and extend the term of the lease for the period from February 28, 2022 to February 28, 2029.

Estimated future minimum office lease payments are as follows:

Year Ended December 31,	
2020	$159,658
2021	179,948
2022	187,928
2023	196,228
2024	204,907
2025	213,964
Thereafter	743,170
Total before discount	1,885,803
Discount	658,238
Right of use asset	$1,227,265

NOTE E – LEASES (cont.)

For the period ended December 31, 2019, the Company recognized lease expense of $118,400, which was net of amounts reimbursed by an affiliate (see Note G).

NOTE F – COMMITMENTS AND CONTINGENCIES

In the normal course of business as a broker dealer, the Company may be exposed to various risks such as credit risk or risk of default by a client, or legal action by a client or a client's counterparty related to the performance of its services under a contract agreement. As of December 31, 2019, the Company is not aware of any risks or legal action which would have a material impact on the financial position or operations of the Company.

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. As of December 31, 2019, there were no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations, or cash flows.

Risk Management

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

NOTE G – RELATED-PARTY TRANSACTIONS

The Company shares certain operating expenses with an affiliate, American Discovery Investment Advisors, LLC ("ADIA"). The shared operating expenses relate primarily to compensation and benefits for shared staff, certain IT and software expenses utilized by both companies, and lease expenses for shared office space under a lease agreement. Expenses charged to ADIA totaled $216,236 with $96,417 receivable as of December 31, 2019, included in the accompanying financial statements. The Company is due $75,000 from an affiliate, American Discovery Capital, LLC, for funds that were inadvertently deposited to the affiliate's account.

NOTE H – CONCENTRATION RISKS

The Company maintains its cash and cash equivalents in a bank account which at times may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such account.

The Company has contractual agreements with various counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to some risk of financial loss. With regard to the receipt of periodic retainer fees, the risk of default depends on the creditworthiness of the client counterparty. With regard to advisory fees, which tend to be much larger than retainer fees and the vast majority of client revenue, the risk of default is remote as clients are contractually bound to pay the Company at the same time the client receives proceeds upon the completion of a successful transaction. It is the Company's policy to review, as necessary, the credit standing of each counterparty on a case by case basis.

Revenue earned from one customer comprised approximately 88% of revenue for the period September 26, 2018 to December 31, 2019. The Company received non-refundable cash deposits prior to December 31, 2019 that will be recognized as revenue in future periods by existing clients for which ongoing services continue to be provided. These amounts are reflected as Deferred Revenue in the Company's financial statements, and had these Deferred Revenues been considered earned revenue, then revenue from the Company's largest customer would have been approximately 58% for the period September 26, 2018 to December 31, 2019.

NOTE I – SUBSEQUENT EVENTS

The Company has evaluated its December 31, 2019 financial statements through February 28, 2020, the date the financial statements were available to be issued. As of February 25, 2020, the $75,000 Due from Affiliate had been repaid to the Company. The Company is not aware of any other subsequent events that would require recognition or disclosure in the financial statements